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Exhibit 4.1

LETTER AGREEMENT RE AES STOCK OPTIONS

June 28, 2001

Dear                                       ("Optionee"):

As you know, these are exciting times for AES—we have entered into a merger agreement with MSC Software Corporation ("MSC"). MSC is a public company with shares traded on the New York Stock Exchange under the symbol "MNS." We anticipate that the MSC/AES merger ("Merger") will close by July 20, 2001, subject to possible unavoidable delays.

MSC has agreed to assume AES' employee stock options—that is to say, MSC has agreed to exchange your AES employee stock options with equivalent options to purchase MSC stock. As explained below, to have MSC assume your options, you must sign and return this Letter Agreement Re AES Stock Options ("Agreement") to Shahdad Zand, 1809 E. Dyer Road, #313, Santa Ana, CA 92705, by no later than the close of business on Tuesday, July 10, 2001. A copy of this Agreement is enclosed for your records.

1. Purpose of Request

Presently, pursuant to one or more stock option agreements, you have options ("Tyra Options") to purchase, at an exercise price of $1.00 per share, a total of             (      ) shares of common stock of Tyra Technologies, Inc., a California corporation ("Tyra")—a subsidiary of Advanced Enterprise Solutions, Inc., a Delaware corporation ("Company"). To have MSC assume your options, a two-step process is required: first, immediately prior to the time the Merger is closed, we must exchange your Tyra Options for options to purchase Company's common shares ("Company Options"). Then, at the time of closing (the "Closing"), MSC will assume your Company Options.

Tyra Options --> Company Options	--> Options to purchase MSC stock
(immediately prior to Closing)	(at Closing)

The reason for exchange of your Tyra Options for Company Options is that Company, not Tyra, will merge with MSC. Please note that your consent to the exchange of your Tyra Options for Company Options will not in any way reduce the value of your options. Again, it is only a procedural requirement to allow us to have your options assumed by MSC.

Within thirty (30) days following the Closing, MSC will send you a written notice setting forth the following:

  (A)
  the number of shares of MSC common stock subject to your assumed Company Options;

  (B)
  the exercise price per share of MSC common stock issuable upon exercise of your assumed Company Options, and

  (C)
  the lock-up agreement referred to in Section 3 below ("Lock-up Agreement").

2. Vesting

Your Company Options will be fully vested, conditional upon the Closing. Unless specifically modified or amended by this Agreement or the Lock-up Agreement, all other terms of your original stock option agreement(s) will remain the same.

3. Lock Up Period

MSC will require that you sign a Lock-up Agreement substantially in the form attached to this Agreement. Your lock-up period is reflected in the Lock-up Agreement. The lock-up period will limit your ability to sell or otherwise dispose of the shares of MSC common stock acquired upon exercise of your options.

4. Exchange Ratio

Many of you have been inquiring about the exchange ratio for your Tyra Options—that is, how many shares of MSC stock will be issuable in respect to each former Tyra Option following the Merger. We cannot give you an exact ratio at this time because contingencies remain with respect to the valuation of AES. However, we estimate that ratio will be approximately 9.7 options to purchase shares of MSC common stock for every one (1) Tyra Option. The ratio could be slightly lower or higher depending on certain contingencies. The exchange ratio will also be reflected in a pro rata decrease in your exercise price.

        Example for Illustration Purposes Only:  (Assuming a 9.7:1 exchange ratio)

      Your stock option agreement provides for an option to purchase 500 Tyra shares at an exercise price of $1.00 per share.

      Immediately prior to Closing, but subject to completion of the Merger, your Tyra Options are converted to Company Options, and at Closing, your Company Options will be assumed by MSC. Assuming an exchange ratio of 9.7 to 1, you will then have a fully vested option to purchase 4850 shares of MSC common stock, at an exercise price per share of approximately 11 cents).

5. Agreement Conditional upon Consummation of Merger

This Agreement is conditional upon consummation of the Merger. If the Merger does not close, this Agreement shall be null and void, and you will continue to hold Tyra Options under the terms and conditions of your original stock option agreement(s).

6. Tax Consequences

AES believes that conversion of your Tyra Options into Company Options and the subsequent assumption of your Company Options by MSC should not be taxable to you. However, the exercise of your assumed Company Options for MSC stock following the Merger will have the same tax effects as if you exercised your Tyra Options. Generally, the difference between the exercise price and fair market value of the MSC stock will be taxable to you just like any other compensation, and will be subject to withholding. Because your individual tax effects at the time of exercise will depend on your personal circumstances, you are urged to consult your own tax advisor.

7. Amendment & Waiver

This Agreement covers all of your Tyra or Company stock options and any other rights you may have with respect to the stock of Tyra, Company, or any other predecessor entity thereto (e.g., MicroCad). You acknowledge and agree that the Tyra Options described above (which description includes the number of options and the exercise price) are correct and are the only rights you have with respect to the stock of Tyra, Company or any other predecessor entity thereto. You hereby waive any and all rights or claims, whether or not existing, to any other stock options or other rights with respect to the stock of Tyra, Company, or any predecessor entity thereto and any rights arising from, in connection with, or with respect to the issuance of the Company Options and Tyra Options. This Agreement will constitute an amendment to your original stock option agreement(s), effective immediately prior to the Merger, but subject to completion of the Merger, and you will receive no other documentation from

Company or Tyra. You may receive replacement options from MSC and you agree to execute such other documents as Company, Tyra or MSC agree may be necessary to complete the exchanges described in this Agreement. If the Merger does not occur, this Agreement shall be null and void.

Sincerely, ADVANCED ENTERPRISE SOLUTIONS
By: Nader Khoshniyati President & CEO

BY SIGNING BELOW, I ACKNOWLEDGE AND AGREE TO THE TERMS OF THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, THE EXCHANGE OF MY TYRA OPTIONS FOR COMPANY OPTIONS, THE ASSUMPTION OF MY COMPANY OPTIONS BY MSC, AND THE TERMS OF THE LOCK-UP AGREEMENT.

OPTIONEE	Consent of Spouse [if married]

Signature	Signature

Print Name	Print Name

Date	Date

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Exhibit 4.1
LETTER AGREEMENT RE AES STOCK OPTIONS